

January 8, 2013

<u>Via E-mail</u>
Rod Keller
Chief Executive Officer
T3 Motion, Inc.
2900 Airway Avenue, Building A
Costa Mesa, CA 92626

> **Re: T3 Motion, Inc.**
> **Amendment No. 1 to Preliminary Information Statement on Schedule 14C**
> **Filed December 31, 2012**
> **File No. 001-35133**

Dear Mr. Keller:

We have reviewed your responses to the comments in our letter dated December 13, 2012 and have the following additional comment. All page numbers below correspond to the marked version of your filing.

<u>General</u>

1. We note your response to our prior comment 2. We note your disclosure on page 4 that the securities purchase agreement required you to solicit and receive stockholder approval to effect the reverse stock split. As such the reverse stock split involves the securities purchase agreement. Because the securities purchase agreement is an agreement to issue a material amount of senior securities you are required to provide the information required by Item 13(a) of Schedule 14A pursuant to Item 11(e) of Schedule 14A. Please revise to provide this information. Please refer to Note A to Schedule 14A.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

> Sincerely,
>
> /s/ John Dana Brown
> John Dana Brown
> Attorney Advisor

cc: <u>Via E-mail</u>
        Fran Stroller
        Loeb & Loeb LLP